Exhibit 99.(a)(5)(E)

SUPERVALU INC.

January 11, 2005

9:00 a.m. CST

[TRANSCRIPT HAS BEEN REDACTED TO REMOVE STATEMENTS AND

COMMENTS UNRELATED TO THE TENDER OFFER]

Operator:	Good morning, ladies and gentlemen, and welcome to the SUPERVALU fiscal 2005 third quarter earnings conference call. [Operator Instructions]. I would now like to turn the call over to Ms. Yolanda Scharton. Ms. Scharton, you may begin.

Yolanda Scharton:	Thank you. Good morning and welcome, everyone, to our conference call today, which is also available on our website at supervalu.com. On today’s call are Jeff Noddle, SUPERVALU’s Chairman and CEO, and Pam Knous, Corporate Executive Vice President and Chief Financial Officer. And as you know, the information presented and discussed today include forward-looking statements which are made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The risks and uncertainties related to such statements are detailed in our fiscal 2004 10-K. And, as always, we will have a question-and-answer session following the prepared remarks, and I will be available for additional calls in my office. Here’s Jeff.

Jeff Noddle:	Thank you, Yolanda.

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… I am particularly pleased that we identified an exciting addition that puts us center stage in the rapidly evolving, 21st-century supply chain arena. This, of course, is Total Logistics, Incorporated. I am confident that upon successful completion of this deal, we will enter a new phase of growth and opportunity for our distribution business.

But, as you know, the growth will be very different from our traditional business model, as we add higher margin, nonasset-based business, the overall mix of our distribution business will shift over the next couple of years, primarily in operating margin and in our return-on-investment metric. In the meantime, we will continue to successfully execute our strategy in the core distribution business.

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… We look forward to bringing our efforts together with Total Logistics, once that acquisition is completed, to fully maximize our potential opportunity in supply-chain solutions.

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Pam Knous:	Lastly, with regard to the acquisition of Total Logistics, Inc., we expect to complete the transaction in February, just before the end of our fiscal year. I’m happy to say that the all-cash purchase will be funded from available cash balances and will have no impact on our current investment grade ratings. This transaction is expected to be slightly accretive for fiscal year ‘06. On our call last week, several of you questioned TLC’s recent build up in working capital. Our understanding is, that this increase is attributable to growth of their businesses in their third quarter, and the recent addition of a dedicated, daily distribution customer agreement. The working capital build up for this new agreement is reflected in receivables and inventory, and is partially offset by trades payable. This investment in working capital will be in place through the term of the agreement.

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Jeff Noddle:	… Thank you and we would now welcome your questions.

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Jason Whitmer:	… On distribution, Jeff, have you had any changing thoughts in your long-term plan for the business? You had mentioned previously about a changing mix of a customer, and, obviously, Total Logistics has an impact, going forward. But your total number of customers, on either primary or secondary rate, continue to come down; the attrition rate is always something that proves to be a challenge to jump over every year. Where do you think you would like to take the distribution over the long haul?

Jeff Noddle:	Well, over the long haul, Jason, we continue to say that the distribution business is a cash flow business. It is a return on invested capital business. We have continued to steadily improve our return on invested capital in that business every year for the last four to five years. Long term, yes. We — there’s no surprise for us to see further concentration of the business.

And that’s why we are migrating more to a model that is a broad, supply chain logistics model, where we can offer a variety and a suite of services to all kinds of customers. Because that traditional customer, the consolidation will continue; the count will be less, although I still suspect us to have organic growth from the business. As we’ll attract from others, the overall pie is not going to get bigger. And that’s why you are seeing us strategically migrate to a different business model.

I have no plans other than to see that business continue to have growth in cash flow and return on invested capital. And as we migrate more to a broader logistics solution, I think you’ll see some very creative things that will be done, both in our traditional [inaudible — audio difficulties] through SUPERVALU, but also, now, with the very exciting addition of Total Logistics, which brings opportunity even outside the traditional food business, and, certainly, even into the manufacturer level of the food business.

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John Heinbockel:	Can you grow distribution EBIT, take logistics away, can you grow that, or is that a flat EBIT business? And if you can grow it, where will that come from?

Jeff Noddle:	Well, do I believe we can grow the EBIT? Yes, I do. As you see, we continue at a marginal rate to continue to perform very, very strong. Do I expect every year for us to have, like this quarter, an 8 percent sales decline? Of course not. And as I said, this business is very cyclical. We will have times where we gain significant; we’ll have times where we lose business. So I believe that — we haven’t quite finished all our planning for next year, but I anticipate improved EBIT in these businesses, across all of the SUPERVALU. And I expect that in the years to come.

Now, we are migrating to a different business model, as we mentioned, with an investment in Total Logistics, which will change that part of our business more significantly. But John, this is — I expect improvement. But remember, we’re the most interested in return on invested capital, and that’s what we will continue to monitor on an even shorter term basis than the long-term EBIT goals.

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Operator:	… Thank you. Ladies and gentlemen, this concludes today’s teleconference. Thank you for participating. You may now disconnect.

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